Exhibit 11

CELSION CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31,
	2007	2006
Net loss attributable to common stockholders	$(2,357,670)	$(1,783,555)
Net loss per common share*	$(0.22)	$(0.17)
Weighted average shares outstanding	10,746,869	10,732,411

*	Common stock equivalents have been excluded from the calculation of net loss per share as their inclusion would be anti-dilutive.